Exhibit 1.

Ciudad Autónoma de Buenos Aires, March 9, 2016

Messrs.

COMISIÓN NACIONAL DE VALORES

MERCADO DE VALORES DE BUENOS AIRES

Present

Ref.: Relevant Fact

Dear Sirs:

I am pleased to address you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform as a relevant fact that within its ongoing evaluation of its corporate strategy and taking into consideration the possible acquisition of new assets, on this date, Pampa’s Board of Directors has approved the commencement of negotiations regarding the sale of the Company’s indirect stake in Transportadora de Gas del Sur S.A.

Sincerely,

Gerardo Carlos Paz
Responsible of Market Relations